NOTICE OF EXEMPT SOLICITATION

AMENDMENT NO. 2

Name of the registrant:

First Trust High Income Long/Short Fund

Name of person relying on exemption:

Dolphin Limited Partnership I, L.P.

Address of person relying on exemption:

c/o 1117 E Putnam Ave.

Riverside CT 06878

Written Material:

Letter to all FSD shareholders from Dolphin Limited Partnership I, L.P. (previously filed)

Dolphin Limited Partnership I, L.P. shareholder presentation regarding shareholder proposal for consideration at the 2020 Annual Meeting of FSD shareholders (previously filed)

Press release from Dolphin Limited Partnership I, L.P. regarding letter to all FSD shareholders from Dolphin Limited Partnership I, L.P. and regarding shareholder proposal for consideration at the 2020 Annual Meeting of FSD shareholders

Dolphin Seeks Termination of All FSD Investment Advisory and Management Agreements

- Prompt Liquidation and Return of NAV
First Trust High Income Long/Short Fund (NYSE Ticker Symbol: FSD)

GREENWICH, Conn. – March 3, 2020 -- Dolphin Limited Partnership I, L.P., a near 3-year shareholder of First Trust High Income Long/Short Fund (NYSE: FSD), announced today that it is having the attached letter mailed to all FSD shareholders in advance of the March 9, 2020 annual meeting. The record date of the meeting is January 6, 2020. FSD’s proxy statement (January 13, 2020) on page 21 contains Dolphin’s binding Proposal 2 to terminate all investment advisory and management agreements pertaining to the Fund as soon as legally permitted pursuant to such agreements and Section 15(a)(3) of the Investment Company Act of 1940. Dolphin urges all shareholders to vote FOR Proposal 2. IF YOU HAVE NOT VOTED, OR WANT TO CHANGE YOUR VOTE FOR PROPOSAL 2, YOU MAY DO SO.

In addition, because each of the 5-member Board of Trustees has been seated for over 9-years, since inception, Dolphin urges FSD shareholders to withhold the vote for Proposal 1 – The Trustee. Dolphin is pursuing this principally because:

●	Dolphin’s constructive involvement with FSD for over 17 months, advancing 3-alternatives to transform the Fund’s structure and close the persistent market discount.
●	FSD’s efforts to close the sizeable, persistent market discount have not succeeded.
●	Prior to Dolphin’s public involvement, starting September 2019, FSD’s month-end market discount to NAV was consistently approximately 13%.
●	FSD's market value return since inception materially underperformed its self-selected benchmark (page 2, 2019 Annual Report) and Dolphin believes it has structural defects.
●	Dolphin believes all shareholders can do better than 5.4%, $0.93 of earnings on the NAV as of the date of the attached shareholder letter.
●	FSD’s Statement of Opposition refers to “long-term investors” no less than 8-times, yet their long-term market performance since inception has materially underperformed.
●

Investors should examine amortizing the 590 basis point market discount contraction (as of the date of the attached shareholder letter) coinciding with Dolphin’s public involvement to determine the attractiveness of FSD’s 1-, 3- and 5-year performance also.

Below is Dolphin’s letter, dated February 18, 2020, being mailed to all FSD shareholders.

About Dolphin Limited Partnership I, L.P.

Dolphin Limited Partnership I, L.P. is a Delaware limited partnership formed in or about 1995. Dolphin and its affiliates have a history of working constructively to generate value on behalf of all shareholders.

Contact

Innisfree M&A Incorporated

(212) 750-5833

DOLPHIN LIMITED PARTNERSHIP I, L.P.

RE: First Trust High Income Long/Short Fund (NYSE Ticker Symbol: FSD)

PLEASE VOTE! YOUR ECONOMIC INTEREST IS AT STAKE.

AS A SHAREHOLDER OF FSD, WE RECOMMEND THAT YOU:

1.	VOTE TO WITHHOLD ON PROPOSAL 1 – THE TRUSTEE

2.	VOTE FOR PROPOSAL 2 TO TERMINATE THE INVESTMENT ADVISORY AND MANAGEMENT AGREEMENTS

EVERY VOTE IS VERY IMPORTANT -- ABSTENTIONS AND BROKER NON-VOTES WILL EFFECTIVELY BE A VOTE AGAINST PROPOSAL 2.

REQUIRED VOTE: Approval of Proposal 2 requires the affirmative vote of the majority of outstanding voting securities of the Fund, which is defined by the 1940 Act of the lesser of: (i) 67% or more of the shares of the Fund present at the Meeting, if more than 50% of the outstanding shares are represented at the Meeting in person or by proxy; or (ii) more than 50% of the outstanding shares entitled to vote at the meeting.

IF YOU WANT THIS TO HAPPEN, VOTE YOUR STOCK AND THAT OF YOUR CLIENTS’!

February 18, 2020

Dear Fellow Shareholder:

Dolphin Limited Partnership I, L.P. (“Dolphin”) has been a First Trust High Income Long/Short Fund (“FSD or the “Fund”) investor for nearly 3-years. We are concerned about the Fund’s apparent material underperformance, persistent discount to net asset value (“NAV”) and a distribution that distorts performance and inflates the share price, all of which we believe threatens long-term shareholder value. You should be concerned too.

We believe Proposal 2 will result in a liquidation of the Fund at NAV distributed to you or an alternative transaction/structure to decrease the discount to NAV and allow for sustainable distributions based on earnings. We need your support to terminate the investment advisory and management agreements.1

You should have received FSD’s proxy statement, dated January 13, 2020, for a shareholder meeting on March 9, 2020. On Page 21 of FSD’s proxy statement, you will see Dolphin’s binding proposal to terminate all investment advisory and management agreements. This appears as Proposal 2 on the 2020 proxy statement of the Fund.

WE URGE YOU TO: WITHHOLD ON THE FUND’S TRUSTEE (PROPOSAL 1) AND TO VOTE FOR TERMINATING THE INVESTMENT ADVISORY AND MANAGEMENT AGREEMENTS (PROPOSAL 2).

Why are we asking our fellow shareholders for support?

I.	FSD Underperformance:

●

FSD currently annually distributes a $1.32. Approximately 30%, $0.39, is a return of capital shrinking the Fund. If the Fund distributed only its $0.93 of earned income, Dolphin believes the share price would be materially lower and the market discount would be materially wider.[2]

We say this because the $1.32 is artificially holding up the share price. The current yield with a $1.32 distribution is 8.4% (as of January 31, 2020), while distributing $0.93 of earnings is just a 5.9% current yield with a continuing market discount, and which in our view would be wider.

●	FSD’s long-term shareholders have underperformed FSD’s self-selected benchmark by 1.33 percentage points.[3]

●	Since inception of the Fund to October 31, 2019, FSD’s most recent fiscal year-end, the Fund’s performance was approximately 20% lower than this benchmark.’’[4]

●	In the Board’s own 2019 review, the Board determined that its management fee was higher and it underperformed its peers.[56]

II.

In 2019, Dolphin submitted a non-binding proposal to establish a target-term liquidation date and a target-term NAV, customary in the closed-end fund sector. FSD Trustees and management went to extensive efforts to prevent you from voting on this proposal. Management and Trustees only own 8,528 shares. They are spending resources to fend off shareholders.[7]

III.

Despite FSD’s efforts, management and Trustees have failed to close the market discount to NAV. The market discount to NAV from August 31, 2019 went from 13.1% to 7.8% as of January 31, 2020, which coincides with Dolphin’s public letter on September 18, 2019 and the disclosure of Dolphin’s Proposal 2 in FSD’s January 2020 proxy.[8]

IV.

In connection with Dolphin’s 2020 Proposal 2 to terminate the advisory and management agreements, your management and board used the corporate machinery to accelerate the vote and record date. Since inception of the Fund, the annual meeting was held in April.[9] Why accelerate the vote to March 9? Why are they attempting to stifle shareholder discourse and your voting franchise?

V.

The Fund has threatened its shareholders that the Fund will be “orphaned” if shareholders deliver an affirmative vote to terminate the advisory and management agreements.’[10] However, Dolphin believes an affirmative vote would lead to an orderly plan of liquidation at NAV or alternative transaction/structure beneficial to you.[11] Dolphin believes that if the Board enters into an appropriate transaction/structure it would solidify the shareholder base by maintaining closure of the market discount to NAV. Despite repeated efforts by Dolphin for 17 months, the Trustees have not offered a substantive alternative to remediate the structure and persistent market discount. Dolphin believes that its public involvement since September 2019 has been the most effective at maintaining closure of the market discount.

VI.

In FSD’s 2020 proxy, Dolphin believes that FSD’s comparative market performance tables are misleading and fail to reflect Dolphin’s public involvement starting September 2019. On January 31, 2020, FSD’s market discount was 7.8% vs. a FSD peer group with a 4% market discount.[12] Prior to Dolphin’s public involvement, FSD’s market discount was approximately 13%.

VII.	While the Fund is spending your money to fight Proposal 2 to preserve $5.8 million of annual management fees and a perpetual structure, Dolphin has spent its resources to benefit all shareholders.[13]

VIII.	Each of the FSD 5-member Board of Trustees has been seated for over 9-years, since inception of the Fund, and has not been challenged.[14]

IX.	Each independent Trustee received an average of approximately $451,000.00 for FY2019.[15]

$0.93 of 2020 distributable pre-tax earnings is just a 5.4% current yield on $17.14 of returned NAV.[16] This is after a 1% management fee. Dolphin is confident every shareholder can do better. We believe that terminating the advisory and management agreements would promptly deliver the $17.14 per share of NAV to you.

Dolphin urges you to Vote WITHHOLD on proposal 1 and vote FOR PROPOSAL 2.

EVERY VOTE IS VERY IMPORTANT BECAUSE ABSTENTIONS AND BROKER NON-VOTES, IF ANY, ARE CONSIDERED PRESENT FOR DETERMINING A QUORUM AND HAVE THE EFFECT OF A VOTE AGAINST PROPOSAL 2.

Dolphin looks forward to generating value for all FSD shareholders.

Sincerely,

Dolphin Limited Partnership, I, L.P.

By:      /s/

Donald T. Netter, Senior Managing Director

THIS IS NOT A SOLICIATION OF AUTHORITY TO VOTE YOUR PROXY

Please DO NOT send us your proxy card as it will not be accepted.

Additional Information

Dolphin does not intend to file a proxy statement or proxy card with the Securities and Exchange Commission in connection with the 2020 Annual Meeting of Shareholder of FSD. Shareholders are advised to read the definitive proxy statement of the Fund filed on January 13, 2020, and mailed on January 16, 2020, and vote in favor of proposal 2. THIS IS NOT A SOLICIATION OF AUTHORITY TO VOTE YOUR PROXY. Please DO NOT send us your proxy card as it will not be accepted.

Cautionary Statement Regarding Forward-Looking Statements

The information herein contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Many of the facts contained herein are from FSD’s public financial documents; Dolphin makes its statements relying on such information that it believes to be accurate, but makes no representation. Investors are urged to consult with their own financial advisor. Forward-looking statements are based on current intent, belief, expectations, estimates and projections regarding FSD and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

About Dolphin

Dolphin Limited Partnership I, L.P. is a Delaware limited partnership formed in or about 1995. Dolphin and its affiliates have a history of working to generate value on behalf of all shareholders.

1 Alternatively, the Board of Trustees would need to hire a new investment advisory and obtain a shareholder vote

2 FSD Rule 19a-1 Notice, November 15, 2019, indicates $0.39 of annual distribution is return of capital.

3 FSD principally compares itself to the ICE BofAML U.S. High Yield Constrained Index. The ICE BofAML U.S. High Yield Constrained Index is an index that: cannot be purchased; contains 1,779 issues; has a 5.9 year weighted average maturity; has a 6.3% weighted average coupon; has a 5.9% YTM; has a B1 weighted average credit rating; and has neither leverage nor management fees.

4 FSD’s “Average Annual Total Return” since inception (September 27, 2010) to October 31, 2019 was 5.42% vs. 6.75% for the ICE BofAML U.S. High Yield Constrained Index, the only comparative performance benchmark on Page 2 of FSD’s Annual Report, October 31, 2019.

5 FSD Annual Report, October 31, 2019, Page 38 (“The Board . . . noted that the advisory fee rate payable by the Fund, based on average net assets, was above the median advisory fee of the peer funds in the Expense Group.”).

6 FSD Annual Report, October 31, 2019, Page 38 (“Based on the information provided on net asset value performance, the Board noted that the Fund underperformed the Performance Universe median and the benchmark index for the one-, three- and five-year periods ended December 31, 2018.”).

7 FSD Proxy, January 13, 2020, Page 1 ($110,200 for 2020 proxy solicitation vs. $3,845 in 2019 (FSD Proxy, March 4, 2019, Page 1)).

8 Despite FSD's efforts, the market discount re-expanded to approximately 13% after expiration of the February 2017-February 2018 one year raised distribution. The month end closing market discount to NAV was: 12.8% March 2018; 12.5% April 2018; 13.3%  May 2018, 12.9% June 2018; 14.0 % July 2018, 12.1 % August 2018; 13.6% September 2018; 16.1 % October 2018; 15.0% November 2018; 15.5% December 2018; 13.3% January 2019; 13.1% February 2019; 13.1% March 2019; 13.2 April 2019; 14.0% May 2019; 11.7%, June 2019; 11.9% July 2019; 13.1% August 2019; 10.9% September 2019; 8.6%  October 2019; 8.6% November 2019; 8.6% December 2019; and 7.8% January 2020.

9 The Proxy was mailed 8-9 weeks earlier than proxies had been mailed in every prior year since inception of the Fund: 2019 (March 4), 2018 (March 12), 2017 (March 9), 2016 (March 9), 2015 (March 9), 2014 (March 12), 2013 (March 19), 2012 (March 16) and 2011 (March 25). Inception of the Fund was September 27, 2010.

10 In FSD’s Proxy, January 13, 2020, FSD threatens its shareholders by stating, "terminating the Investment Management Agreements would potentially leave the Fund without an investment advisor, disrupt its investment activities and expose it to substantial risk and expense . . . [and] would result in the Fund potentially being 'orphaned' . . . "

11 See Rule 14a-8 proposal by Matisse Discounted Closed-End Fund Strategy to The Asia Pacific Fund, dated May 2, 2018, resulting in a plan of liquidation.

12 FSD proxy compares its performance to the Morningstar U.S. Closed-End High Yield Fund Category (FSD Proxy, January 13, 2020, Page 24).

13 FSD Annual Report, October 31, 2019, Page 20; see Investment Advisory Fees of $5,751,982.

14 The Fund incepted September 27, 2010 and participates in a unified Board structure. (FSD Proxy, January 13, 2020, Page 8 and FSD Annual Report, October, 31, 2019, Page 2).

15 FSD Proxy, January 13, 2020, Page 17.

16 As of February 13, 2020.